Exhibit 99.49

(High Street Capital Partners, LLC d/b/a Acreage Holdings)

CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the Three and Nine Months Ended September 30, 2018 and 2017
(In United States Dollars)

TABLE OF CONTENTS

Page

Condensed Interim Consolidated Statements of Financial Position	3

Condensed Interim Consolidated Statements of Operations	4

Condensed Interim Consolidated Statements of Members’ Equity	5

Condensed Interim Consolidated Statements of Cash Flows	6

Notes to the Condensed Interim Consolidated Financial Statements	8 - 25

High Street Capital Partners, LLC d/b/a

ACREAGE HOLDINGS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in $000’s USD)	Note	(Unaudited) September 30, 2018	December 31, 2017
ASSETS
Cash		$74,072	$16,231
Restricted cash	3	95	269
Inventory	9	5,865	463
Biological assets	9	3,390	—
Other current assets		1,792	515
Total current assets		85,214	17,478

Investments	6	15,403	33,748
Promissory notes receivable	7	19,651	6,987
Capital assets, net	8	30,972	11,039
Intangible assets, net	5	159,181	800
Goodwill	5	2,379	2,191
Deferred acquisition costs		100	—
Other non-current assets		659	766
Total non-current assets		228,345	55,531

TOTAL ASSETS		$313,559	$73,009

LIABILITIES AND MEMBERS’ EQUITY
Accounts payable and accrued liabilities		$4,447	$7,802
Taxes payable	14	212	1,114
Interest payable	10	729	143
Current portion of debt	10	57,804	20
Other current liabilities	4	6,687	917
Total current liabilities		69,879	9,996

Debt	10	496	27,598
Derivative liabilities	10	2,000	2,897
Other liabilities		118	1,975
Total non-current liabilities		2,614	32,470

TOTAL LIABILITIES		72,493	42,466

Members' equity	11	223,175	20,133
Non-controlling interests	11	17,891	10,410
TOTAL MEMBERS’ EQUITY		241,066	30,543

TOTAL LIABILITIES AND MEMBERS' EQUITY		$313,559	$73,009

Approved on behalf of the Board on November 29, 2018:

“Kevin Murphy”	“Glen Leibowitz”
Chief Executive Officer	Chief Financial Officer

See accompanying notes to consolidated financial statements

3

High Street Capital Partners, LLC d/b/a

ACREAGE HOLDINGS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
(Expressed in $000’s USD)	Note	2018	2017	2018	2017
Revenues, net		$5,504	$2,117	$10,652	$5,560
Cost of goods sold		(3,630)	(1,258)	(6,858)	(3,408)
Gross profit, excluding fair value items		1,874	859	3,794	2,152
Realized fair value amounts included in inventory sold		(400)	—	(400)	—
Unrealized fair value gain on growth of biological assets		2,118	—	3,097	—
Gross profit		3,592	859	6,491	2,152

OPERATING EXPENSES
General and administrative		8,813	580	13,210	3,044
Compensation expense		5,155	550	10,210	1,580
Marketing		428	27	1,049	132
Depreciation and amortization	5, 8, 9	1,569	2	1,844	5
Total operating expenses		15,965	1,159	26,313	4,761

Net operating loss		$(12,373)	$(300)	$(19,822)	$(2,609)

Income from investments, net	6	3,249	42	23,119	359
Interest income	7	369	65	504	253
Interest expense	10	(2,070)	(343)	(5,238)	(399)
Change in fair market value of derivative liabilities	10	6,873	—	897	—
Other income (loss), net		145	18	(862)	82
Total other income (loss)		8,566	(218)	18,420	295

Net loss before income taxes		$(3,807)	$(518)	$(1,402)	$(2,314)

Income tax expense	14	(172)	(210)	(655)	(618)

Net loss		$(3,979)	$(728)	$(2,057)	$(2,932)

Less: net income (loss) attributable to non-controlling interests		530	215	730	(691)

Net loss attributable to members of the parent		$(4,509)	$(943)	$(2,787)	$(2,241)

See accompanying notes to consolidated financial statements

4

High Street Capital Partners, LLC d/b/a

ACREAGE HOLDINGS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

(Unaudited)

		Attributable to members of the parent
(Expressed in $000’s USD, except unit amounts)	Note	Membership Units	Contributed Capital	Units Reserve	Accumulated Deficit	Members’ Equity	Non- controlling interests	Total Members’ Equity
December 31, 2016		40,000,000	$26,697	$—	$(2,318)	$24,379	$4,562	$28,941
Issuance of Class C units for in-kind contributions		6,000,000	630	—	—	630	—	630
Interest expense settled with PIK Class A units	10	—	—	275	—	275	—	275
Capital contributions, net		—	—	—	—	—	3,665	3,665
Net loss		—	—	—	(2,241)	(2,241)	(691)	(2,932)
September 30, 2017		46,000,000	$27,327	$275	$(4,559)	$23,043	$7,536	$30,579
Issuance of Class C profits interests		3,250,000	1,522	—	—	1,522	—	1,522
PIK units issued from reserve		56,919	275	(275)	—	—	—	—
Interest expense settled with PIK Class A units		43,410	210	120	—	330	—	330
Capital contributions, net		—	—	—	—	—	2,796	2,796
Net income (loss)		—	—	—	(4,762)	(4,762)	78	(4,684)
December 31, 2017		49,350,329	$29,334	$120	$(9,321)	$20,133	$10,410	$30,543
Issuance of Class D units for in-kind contributions	11	15,954,551	98,918	—	—	98,918	—	98,918
Issuance of Class E units, net	11	19,352,143	116,124	—	—	116,124	—	116,124
Equity-based compensation expense	11	—	—	1,038	—	1,038	—	1,038
Class C profits interests vested	11	1,611,875	690	(690)	—	—	—	—
PIK units issued from reserve		24,772	120	(120)	—	—	—	—
Interest expense settled with PIK Class A units	10	201,295	973	622	—	1,595	—	1,595
Capital contributions, net		—	—	—	—	—	2,767	2,767
Increase in non-controlling interests from business acquisitions	4	—	—	—	—	—	7,241	7,241
Purchase of non-controlling interests	11	—	(11,846)	—	—	(11,846)	(3,257)	(15,103)
Net income (loss)		—	—	—	(2,787)	(2,787)	730	(2,057)
September 30, 2018		86,494,965	$234,313	$970	$(12,108)	$223,175	$17,891	$241,066

See accompanying notes to consolidated financial statements

5

High Street Capital Partners, LLC d/b/a

ACREAGE HOLDINGS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended
	September 30,
(Expressed in $000’s USD)	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,057)	$(2,932)
Adjustments for:
Depreciation and amortization	1,844	5
Equity-settled expenses, including compensation	8,357	—
Change in fair market value of derivative liabilities	(897)	—
Change in fair market value of biological assets	(3,097)	—
Gain on sale of investment	(2,628)	—
Non-cash interest expense	3,890	275
Non-cash income from investments,net	(20,000)	(209)
Non-cash miscellaneous income	(40)	—
Non-cash expense from lost deposits	575	—
Collection of interest	222	44
Change, net of acquisitions in:
Inventory	(340)	(129)
Biological assets	(1,286)	—
Other assets	(1,559)	(121)
Interest receivable	(504)	(253)
Accounts payable and accrued liabilities	(6,134)	269
Taxes payable	(902)	618
Interest payable	586	108
Other liabilities	(1,262)	14
Net cash used in operating activities	$(25,232)	$(2,311)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of capital assets	$(7,868)	$(2,162)
Investments in promissory notes receivable	(7,945)	(1,354)
Collection of promissory notes receivable	2,358	—
Cash paid for investments	(2,471)	(9,714)
Proceeds from sale of investment	9,634	—
Business acquisitions, net of cash acquired	(18,172)	—
Purchases of intangible assets	(5,911)	—
Deferred acquisition costs	(675)	—
Distributions from investments	141	277
Cash transferred from escrow	174	—
Net cash used in investing activities	$(30,735)	$(12,953)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of membership units, net	$116,155	$—
Proceeds from convertible note, net of deferred costs	—	22,770
Purchase of non-controlling interest	(2,268)	—
Repayment of loan	(2,846)	(14)
Capital contributions - non-controlling interests, net	2,767	3,665
Net cash provided by financing activities	$113,808	26,421

Net increase in cash	$57,841	$11,157
Cash - Beginning of period	16,231	5,296
Cash - End of period	$74,072	$16,453

See accompanying notes to consolidated financial statements

6

High Street Capital Partners, LLC d/b/a

ACREAGE HOLDINGS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$762	$16
Income taxes paid	1,590	—

OTHER NON-CASH INVESTING AND FINANCING ACTIVITIES:
Capital assets not yet paid for	$56	$28
Receipt of capital assets previously paid for	246	—
Settlement of prior liability with issuance of Class D units	602	—

See accompanying notes to consolidated financial statements

7

High Street Capital Partners, LLC d/b/a

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)
(unaudited)

1.       NATURE OF OPERATIONS

High Street Capital Partners, LLC, doing business as Acreage Holdings (the “Company” or “Acreage”) was formed on April 29, 2014 and is a Delaware limited liability company. The Company offers financial and operational support to its subsidiaries and investees. As at September 30, 2018, the Company held investments in cultivation facilities, dispensaries and other cannabis related companies across 15 states.

The Company’s corporate office and principal place of business is located at 366 Madison Avenue, New York, New York, in the United States of America. Directors and officers of the Company control 30% and 49% of the voting units of the Company as at September 30, 2018 and December 31, 2017, respectively.

The Company is managed by High Street Capital Partners Management, LLC (“HSCPM”). As the sole manager, HSCPM has the authority to make key decisions on behalf of the Company. HSCPM also incurs certain operating expenses on behalf of Acreage, such as rent and payroll, for which it is reimbursed in accordance with the management agreement. The entity is 100% owned by the founding members of Acreage.

2.	BASIS OF PREPARATION

Statement of compliance

The Company’s unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting. These unaudited condensed interim consolidated financial statements do not include all notes of the type normally included within the annual financial report and should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee. These unaudited condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on November 29, 2018.

Basis of measurement

These unaudited condensed interim consolidated financial statements have been prepared on the going concern basis, under the historical cost convention except for certain financial instruments that are measured at fair value and investments recorded using the equity method of accounting.

Functional and presentation currency

The unaudited condensed interim consolidated financial statements and the accompanying notes are expressed in United States (“U.S.”) Dollars.

Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity and expose itself to the variable returns from the entity’s activities. The unaudited condensed interim consolidated financial statements include the results of subsidiaries’ operations from the date that control commences until the date that control ceases.

8

High Street Capital Partners, LLC d/b/a

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)
(unaudited)

The Company’s significant consolidated subsidiaries and ownership interests are as follows:

			September 30,	December 31,
			2018	2017
Business Name	Entity Type	State	Ownership %	Ownership %
Cannabliss:
22nd & Burn, Inc	Dispensary	OR	100%	70%
East 11th, Inc	Dispensary	OR	100%	65%
The Firestation 23, Inc	Dispensary	OR	100%	65%
HSCP Oregon, LLC (“HSCP Oregon”)	Dispensary/ Cultivation	OR	100%	49%
HSC Solutions, LLC	Investment company	NY	100%	100%
NYCANNA, LLC (“NYCANNA”)	Dispensary/ Cultivation	NY	100%	20%
MA RMD SVCS, LLC (“MA RMDS”)	Management company	MA	100%	51%
D&B Wellness, LLC (“D&B”)	Dispensary	CT	100%	— %
Prime Wellness of Connecticut (“PWCT”)	Dispensary	CT	100%	18%
Prime Wellness Center, Inc. (“PWC”)	Dispensary/ Cultivation	MA	100%	— %
Prime Alternative Treatment Care Consulting, LLC (“PATCC”)	Management company	NH	100%	12%
Maryland Medicinal Research & Caring, LLC (“MMRC”)	Dispensary	MD	100%	80%
The Wellness & Pain Management Connection LLC (“WPMC”)	Management company	ME	87%	39%
Prime Wellness of Pennsylvania, LLC (“PWPA”)	Cultivation	PA	50%	50%
Florida Wellness, LLC (“FLW”)	Investment company	FL	44%	44%
Impire State Holdings, LLC (“Impire”) (1)	Investment company	NY	-%	80%

(1) Upon acquisition of NYCANNA, the Company’s investment in Impire was eliminated.

Intercompany balances, and any unrealized gains and losses or income and expenses arising from transactions with subsidiaries, are eliminated. Unrealized losses are eliminated to the extent of the gains, but only to the extent that there is no evidence of impairment.

Non-controlling interests

Non-controlling interests are shown as a component of total members’ equity in the unaudited Condensed Interim Consolidated Statements of Financial Position, and the share of income (loss) attributable to non-controlling interests is shown as a component of net income (loss) in the unaudited Condensed Interim Consolidated Statements of Operations.

3.	SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed interim consolidated financial statements have been prepared following substantially the same accounting policies used in the preparation of the audited financial statements of the Company for the year ended December 31, 2017, except as noted below.

9

High Street Capital Partners, LLC d/b/a

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)
(unaudited)

The Company implemented the following additional policies beginning January 1, 2018:

Restricted cash

Restricted cash represents funds contractually held for specific purposes and, as such, not available for general corporate purposes.

Revenue recognition

The IASB’s new revenue recognition standard IFRS 15 - Revenue from Contracts with Customers (“IFRS 15”) was adopted by the Company on January 1, 2018. The new standard replaces IAS 18 - Revenue, and provides for a single model that applies to all contracts with customers with two types of recognition: at a point in time or over time. The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative periods or transitional adjustments required as a result of adoption. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

1.	Identify the contract with a customer
2.	Identify the performance obligation(s)
3.	Determine the transaction price
4.	Allocate the transaction price to the performance obligation(s)
5.	Recognize revenue when/as performance obligation(s) are satisfied

Revenue from the direct sale of cannabis to customers for a fixed price is recognized when the Company transfers control of the good to the customer. Revenue from management contracts is recognized over time as the management services are provided.

Biological assets and inventory

In accordance with IAS 41 - Agriculture, the Company’s biological assets are measured at fair value less costs to sell up to the point of harvest. The Company capitalizes all direct and indirect costs as they are incurred, which include the direct costs of seeds and growing materials and indirect costs such as utilities and allocated labor, depreciation and overhead costs. These costs are subsequently classified within Cost of goods sold in the unaudited Condensed Interim Consolidated Statements of Operations in the period in which the related product is sold. The unrealized fair value adjustments on growth of biological assets are recorded in a separate line in the unaudited Condensed Interim Consolidated Statements of Operations.

The Company’s inventories initially include the fair value of the biological assets at the time of harvest. They also include subsequent costs to prepare the product for ultimate sale, which include direct costs such as materials and indirect costs such as utilities and allocated labor. All direct and indirect costs related to inventory are capitalized when they are incurred, and they are subsequently classified within Cost of goods sold in the unaudited Condensed Interim Consolidated Statements of Operations, except for the realized fair value amounts included in inventory sold which are recorded on a separate line item. Inventory is valued at the lower of cost and net realizable value.

10

High Street Capital Partners, LLC d/b/a

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)
(unaudited)

4.	ACQUISITIONS

During the nine months ended September 30, 2018, the Company made the following acquisitions, and has allocated each purchase price as follows:

Purchase Price Allocation	D&B (1)	WPMC (2)	PATCC (3)	PWC (4)	NYCANNA (5)	PWCT (6)
Assets acquired:
Cash and cash equivalents	$308	$62	$37	$19	$453	$657
Inventory	120	—	—	—	2,356	205
Biological assets	—	—	—	—	1,029	—
Other current assets	—	—	—	—	67	1
Promissory notes receivable	—	814	6,181	—	—	—
Capital assets, net	46	—	—	5,614	5,996	702
Goodwill	—	—	—	—	—	188
Intangible assets, net	14,403	42,786	12,036	17,833	41,426	10,728
Other non-current assets	5	—	—	123	69	7
Liabilities assumed:
Accounts payable and accrued Liabilities	(382)	(41)	—	(872)	(1,153)	(275)
Other liabilities	—	—	—	—	(49)	—
Fair value of net assets acquired	$14,500	$43,621	$18,254	$22,717	$50,194	$12,213

Consideration paid:
Cash	250	8,168	—	750	13,833	2,475
Class D units	3,100	11,200	14,964	21,046	21,575	7,122
Seller’s notes	11,150	—	1,118	921	2,238	479
FMV of previously held interest	—	17,012	2,172	—	12,548	2,137
FMV of non-controlling interest	—	7,241	—	—	—	—
Total consideration	$14,500	$43,621	$18,254	$22,717	$50,194	$12,213

The consideration has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The purchases have been accounted for by the acquisition method, with the results included in the Company’s net earnings from the date of acquisition. The fair value of the assets acquired and the liabilities assumed have been determined on a provisional basis utilizing information available at the time of the acquisition. Additional information is being gathered to finalize these provisional measurements, particularly with respect to intangible assets, working capital, and deferred income taxes. Accordingly, the measurement of assets acquired and liabilities assumed may change upon finalization of the Company’s valuation and completion of the purchase price allocation, both of which are expected to occur no later than one year from the acquisition date.

(1) In May 2018, the Company acquired all interests in license holder D&B.

(2) In May 2018, the Company obtained a management contract with a useful life of 18 years by acquiring a controlling interest in WPMC. As a result of this acquisition, the previously held interest in WPMC was re-measured from $6,230 to $17,012, resulting in a gain of $10,782, which was recorded in Income from investments, net in the unaudited Condensed Interim Consolidated Statements of Operations in the nine months ended September 30, 2018.

(3) In July 2018, the Company obtained a management contract with a useful life of 10 years by acquiring the remaining 88% ownership interest in PATCC. As a result of this acquisition, the previously held interest in PATCC was re-measured from $63 to $2,172, resulting in a gain of $2,109, which was recorded in Income from investments, net in the unaudited Condensed Interim Consolidated Statements of Operations in the three and nine months ended September 30, 2018.

11

High Street Capital Partners, LLC d/b/a

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)
(unaudited)

(4) In August 2018, the Company acquired the all interests in license holder PWC, which was formerly managed by Prime Consulting Group, LLC (“PCG”), a management company in which the Company owned a 20% equity interest.

(5) In August 2018, the Company acquired all remaining interests in NYCANNA. As a result of this acquisition, the previously held interest in NYCANNA was re-measured from $12,501 to $12,548, resulting in a gain of $47, which was recorded in Income from investments, net in the unaudited Condensed Interim Consolidated Statements of Operations in the three and nine months ended September 30, 2018. $8,921 of deferred acquisition costs as at June 30, 2018 were used towards this acquisition. $5,768 of cash consideration was classified as Other current liabilities in the unaudited Condensed Interim Consolidated Statements of Financial Position as at September 30, 2018 and was subsequently paid in October.

(6) In September 2018, the Company acquired all remaining interests in PWCT. As a result of this acquisition, the previously held interest in PWCT was re-measured from $1,750 to $2,137, resulting in a gain of $387, which was recorded in Income from investments, net in the unaudited Condensed Interim Consolidated Statements of Operations in the three and nine months ended September 30, 2018. $2,475 of deferred acquisition costs as at June 30, 2018 were used towards this acquisition.

Selected line items from the Company’s unaudited Condensed Interim Consolidated Statement of Operations for the nine months ended September 30, 2018, adjusted as if the acquisitions of D&B and PWCT (deemed to be the only material acquisitions in the period) had occurred on January 1, 2018, are presented below:

	Revenues, net	Gross profit	Net operating income (loss)	Net income (loss)
Consolidated results	$10,652	$6,491	$(19,822)	$(2,057)
D&B/PWCT pro-forma adjustments	11,077	4,661	2,685	2,502
Pro-forma results	$21,729	$11,152	$(17,137)	$445
D&B/PWCT included in consolidated results	3,281	1,289	883	838

5.	INTANGIBLE ASSETS AND GOODWILL

A reconciliation of the beginning and ending balances of goodwill and intangible assets is as follows:

				Total
		Management	Accumulated	Intangible
	Licenses	Contracts	Amortization	Assets	Goodwill
December 31, 2017	$800	$—	$—	$800	$2,191
SSBP (2)	—	4,277	(61)	4,216	—
D&B (1)	14,403	—	—	14,403	—
WPMC (1)	—	42,786	(786)	42,000	—
PATCC (1)	—	12,036	(390)	11,646	—
PWC (1)	17,833	—	—	17,833	—
Greenleaf (3)	—	16,500	(371)	16,129	—
NYCANNA (1)	41,426	—	—	41,426	—
PWCT (1)	10,728	—	—	10,728	188
September 30, 2018	$85,190	$75,599	$(1,608)	$159,181	$2,379

(1) The Company obtained several intangible assets in connection with various business acquisitions. Refer to Note 4 for further details.

(2) In May 2018, the Company purchased a management contract with a useful life of 20 years through acquisition of South Shore BioPharma, LLC (“SSBP”), a management company located in Massachusetts, for a total consideration of $4,277, which included: (i) $416 in cash, (ii) $2,056 in seller’s notes and (iii) $1,805 in Class D membership units. The Company determined the purchase did not qualify as a business combination as SSBP was not operational at the time of purchase.

12

High Street Capital Partners, LLC d/b/a

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)
(unaudited)

(3)       The Company entered into management contracts with Greenleaf Apothecaries, LLC to operate five dispensaries and Greenleaf Therapeutics, LLC to operate a processing facility (together “Greenleaf”) in July and August of 2018, respectively. The useful lives of the management contracts are 10 years. The Company paid total consideration of $16,500, which included: (i) $5,495 in cash, (ii) $5,494 in Class D units and (iii) $5,511 in seller’s notes. As part of this arrangement, the Company also issued a $16,000 secured line of credit for use in the build-out of the managed facilities (refer to Note 7 for further details).

6.	INVESTMENTS

The carrying values of the Company’s investments in the unaudited Condensed Interim Consolidated Statements of Financial Position as at September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018	December 31, 2017
Investments in private entities	$11,118	$18,473
Investments in associates	4,285	8,269
Investments held for sale	—	7,006
Total	$15,403	$33,748

Income from investments, net in the unaudited Condensed Interim Consolidated Statements of Operations for the three and nine months ended September 30, 2018 and 2017 is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
Investments in private entities	$1,179	$—	$7,532	150
Investments in associates	2,070	42	12,959	209
Gain on investments held for sale	—	—	2,628	$—
Total	$3,249	$42	$23,119	$359

Investments in private entities

The Company’s investments in private entities as at September 30, 2018 and December 31, 2017 are as follows:

			Carrying Value		Ownership Interests
Entity Name	Entity Type	State	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
San Felasco Nurseries, LLC (“SFN”) (1)	Dispensary/ Cultivation	FL	$6,803	$6,714	7%	7%
PWCT (2)	Dispensary	CT	—	1,750	100%	18%
Dixie Brands, Inc. (3)	Consumer products	CO	3,763	3,050	3%	7%
NYCANNA (4)	Dispensary/ Cultivation	NY	—	6,407	100%	20%
Kalyx Development, Inc. (5)	Real estate development	NY	552	552	9%	14%
			$11,118	$18,473

Investments in private entities are measured at FVTPL and are classified as Level 3 in the fair value hierarchy. The following factors were considered in the fair value assessment as at the end of each reporting period:

(1) The Company reviewed comparable market transactions and determined no material changes to the investment’s fair value was necessary. The increase in carrying value from December 31, 2017 to September 30, 2018 was attributable to additional capital contributions made to SFN during the year. FLW, a consolidated subsidiary of the Company, owns 15% of SFN.

13

High Street Capital Partners, LLC d/b/a

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)
(unaudited)

(2) The Company acquired 100% of PWCT during the three months ended September 30, 2018 and recognized a gain on the previously-held interest. Refer to Note 4 for additional information. In the nine months ended September 30, 2018 prior to the acquisition, the Company reviewed investment-specific financial information provided by the investee as well as comparable market transactions and determined no material change to the investment’s fair value was necessary.

(3) During the three months ended September 30, 2018, Dixie issued additional equity at $9.30 per unit and the Company exercised an option to convert an outstanding promissory note receivable of $200 into additional equity. The Company did not participate in this equity issuance, which diluted our ownership percentage. The Company adjusted its previously-held interest based on the valuation of the current equity issuance price, recognizing a gain of $513 in Income from investments, net in the unaudited Condensed Interim Consolidated Statements of Operations in the three and nine months ended September 30, 2018.

(4) The Company acquired 100% of NYCANNA during the three months ended September 30, 2018 and recognized a gain on the previously-held interest. Refer to Note 4 for further information. During the nine months ended September 30, 2018 prior to the acquisition, the Company reviewed comparable market transactions and recorded a gain of $6,095 in Income (loss) from investments, net in the unaudited Condensed Interim Consolidated Statements of Operations.

This investment represented the Company’s indirect interest in NYCANNA, a medical cannabis license holder in the State of New York formed on November 1, 2016. The Company has a 100% and 80% ownership interest in Impire as at September 30, 2018 and December 31, 2017, respectively. Prior to the Company’s acquisition of NYCANNA, Impire had a 50% ownership interest in NY Medicinal Research & Caring, LLC, which in turn had a 50% ownership interest in NYCANNA. While as a result of this structure, Acreage indirectly had a 20% ownership interest in NYCANNA as at December 31, 2017, the Company could not exercise significant influence over NYCANNA because it did not control that ownership interest.

(5) The Company reviewed investment-specific financial information provided by the investee as well as comparable market transactions and determined no material change to the investment’s fair value was necessary.

Investments in associates

The Company’s investments in associates as at September 30, 2018 and December 31, 2017, are as follows:

			Carrying Value		Ownership Interests
Entity Name	Entity Type	State	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
WPMC (1)	Management company	ME	$—	$6,230	87%	39%
NCC, LLC (“NCC”)	Dispensary	IL	927	961	30%	30%
HSRC NorCal, LLC	Management company	CA	3,358	976	45%	45%
PCG (2)	Management company	MA	—	40	—%	20%
PATCC	Management company	NH	—	62	100%	12%
			$4,285	$8,269

(1) The Company re-measured its previously held interest in WPMC in connection with acquiring a controlling interest and recorded a gain of $10,782 in Income (loss) from investments, net in the unaudited Condensed Interim Consolidated Statements of Operations in the nine months ended September 30, 2018. Refer to Note 4 for further information.

(2) Upon acquisition of PWC, the Company’s investment in PCG was written off as impaired in Income from investments, net in the unaudited Condensed Interim Consolidated Statements of Operations in the three and nine months ended September 30, 2018.

Investments held for sale

In the fourth quarter of 2017, the Company initiated a plan to sell its equity interest in Compass Ventures, Inc., Greenhouse Compass, LLC, HSGH Properties, LLC and HSGH Properties Union, LLC (together, “Compass”). The entities hold licenses to operate multiple dispensaries and a cultivation facility in the state of Illinois. As at December 31, 2017, the Company owned approximately 47.5% of Compass, with carrying value of $7,006. The Company sold the Compass equity interest for cash proceeds of $9,634 in May 2018, recognizing a $2,628 gain on the sale.

14

High Street Capital Partners, LLC d/b/a

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)
(unaudited)

7.	PROMISSORY NOTES RECEIVABLE

	Principal
	TGS (i)	SFN (ii)	Lines of Credit (iii)	Other Notes Receivable (iv)	Interest Receivable	Total
December 31, 2016	1,800	—	—	828	153	2,781
Principal additions	—	1,100	—	254	—	1,354
Interest earned	—	—	—	—	253	253
Payments	—	—	—	—	(44)	(44)
September 30, 2017	1,800	1,100	—	1,082	362	4,344
Principal additions	—	2,000	220	249	—	2,469
Equity investment converted to note	—	—	—	125	—	125
Interest earned	—	—	—	—	77	77
Payments	—	—	—	—	(28)	(28)
December 31, 2017	$1,800	$3,100	$220	$1,456	$411	$6,987
Principal additions	—	—	7,779	166	—	7,945
Note converted to equity investment	—	—	—	(200)	—	(200)
Additions from business acquisition	—	—	4,650	814	1,531	6,995
Interest earned	—	—	—	—	504	504
Payments	(1,800)	—	—	(558)	(222)	(2,580)
September 30, 2018	$—	$3,100	$12,649	$1,678	$2,224	$19,651

(i) Interest income related to the TGS note totaled $30 for the nine months ended September 30, 2018 and $27 and $81 for the three and nine months ended September 30, 2017, respectively. In April 2018, the entire principal and accrued interest was repaid in the amount of $1,996.

(ii) On March 1, 2017, Acreage issued an unsecured convertible promissory note to SFN for a principal sum of $1,100 via FLW. The note bears interest at a rate of 12% per annum. Interest income on the promissory note totaled $21 for the nine months ended September 30, 2018 and $33 and $77 for the three and nine months ended September 30, 2017, respectively. The note was deemed in default when it matured in March 2018, and as such, no further interest income was recorded past the date of default.

On October 17, 2017, Acreage issued an additional unsecured promissory note to SFN for a principal sum of $2,000. The note bears interest at a rate of 9% per annum compounded annually. Interest began to accrue on the 121st day after the issuance of the note, February 15, 2018. Interest income on the promissory note totaled $7 for the nine months ended September 30, 2018. The note was deemed in default as at March 2018, and as such, no further interest income was recorded past the date of default.

Despite the delays in payment from SFN, the Company deems the credit risk of loss associated with these notes. As such, the Company does not believe either note to be impaired and no liability was recorded. Given comparable industry transactions, the Company believes it will secure payment of the note along with the sale of our interest in SFN.

(iii) The Company provides revolving lines of credit to several of its portfolio companies. The relevant terms and balances are detailed below.

15

High Street Capital Partners, LLC d/b/a

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)
(unaudited)

					Interest income for the
					Three Months Ended		Nine Months Ended
			Balance as at		September 30,		September 30,
	Maximum	Interest	September	December
Counterparty	Obligation	Rate	30, 2018	31, 2017	2018	2017	2018	2017
Compassionate Care Foundation, Inc. (“CCF”) (a)	$12,500	18%	$4,250	$—	$117		$121	$—
Prime Alternative Treatment Center, Inc. (b)	4,650	15%	4,650	—	176		176	—
Greenleaf (c)	16,000	4.75% - 5%	2,530	—	12	—	13	—
Health Circle, Inc. (d)	8,000	15%	1,219	220	39	—	92	—
Total			$12,649	$220	$344		$402	$—

(a) In September 2018, the Company entered into a management agreement to provide certain advisory and consulting services to CCF for a monthly fee based on product sales. As a result, the existing loan balance converted into the first advance on a revolving credit facility. Upon certain changes in New Jersey state laws, the management agreement would terminate and any outstanding obligations are convertible to an ownership interest of CCF. No contingent assets were recognized as part of this transaction.

(b) Prime Alternative Treatment Center, Inc. is a non-profit license holder in New Hampshire managed by the Company’s consolidated subsidiary PATCC.

(c) The Company’s management contracts with Greenleaf is convertible to ownership interests upon state approval. No contingent assets were recognized as part of this transaction.

(d) Health Circle, Inc. is a non-profit license holder in Massachusetts managed by the Company’s consolidated subsidiary MA RMDS.

(iv) Primarily represents outstanding notes due from entities to which we provide management services as well as related parties. The interest rates on the notes range from 0-20%. Interest income on the notes amounted to $25 and $44 for the three and nine months ended September 30, 2018, respectively, and $5 and $95 for the three and nine months ended September 30, 2017, respectively.

8.	CAPITAL ASSETS, NET

As at September 30, 2018 and December 31, 2017 capital assets consist of:

	September 30, 2018	December 31, 2017
Land	$3,494	$610
Building	9,788	484
Construction in progress	2,965	9,764
Furniture, fixtures and equipment	4,660	160
Leasehold improvements	10,717	78
Capital assets, gross	31,624	11,096
Accumulated depreciation	(652)	(57)
Capital assets, net	$30,972	$11,039

16

High Street Capital Partners, LLC d/b/a

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)
(unaudited)

A reconciliation of the beginning and ending balances of capital assets is as follows:

	Capital Assets,	Accumulated	Capital Assets,
	Gross	Depreciation	Net
December 31, 2016	$679	$(37)	$642
Increase from capital expenditures	2,192	—	2,192
Disposals	(3)	—	(3)
Depreciation	—	(5)	(5)
September 30, 2017	$2,868	$(42)	$2,826
Increase from capital expenditures	8,228	—	8,228
Depreciation	—	(15)	(15)
December 31, 2017	$11,096	$(57)	$11,039
Increase from capital expenditures	8,170	—	8,170
Increase from business acquisitions	12,358	—	12,358
Depreciation (1)	—	(595)	(595)
September 30, 2018	$31,624	$(652)	$30,972

(1) Depreciation includes $359 that was capitalized to biological assets and inventory.

9.	BIOLOGICAL ASSETS AND INVENTORY

The Company values its biological assets at the end of each reporting period at fair value less costs to sell. This is determined using a valuation model to estimate the expected harvest yield per plant applied to the estimated price per gram less processing and selling costs. This model also considers the progress in the plant life cycle and the fail rate at each respective stage.

Management has made the following estimates in this valuation model:

•	The average number of weeks in the growing cycle is eighteen weeks from propagation to harvest;
•	The average harvest yield of whole flower is 254 grams per plant; and
•	The average selling price, which is determined by estimating the wholesale value of cannabis on a state-by-state basis, is $7 per gram.

The estimates of growing cycle, harvest yield, and costs per gram are based on the Company's historical results. The estimate of the selling price per gram is based on the Company's expected wholesale selling price going forward as sales commenced for flower in August 2018.

These inputs are level 3 on the fair value hierarchy, and are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

As at September 30, 2018, the biological assets were on average, 43% complete, and it is expected that the Company's biological assets will ultimately yield approximately 2,497 lbs of cannabis.

As at September 30, 2018 and December 31, 2017 inventory consists of:

	September 30, 2018	December 31, 2017
Retail inventory	$1,021	$421
Cultivation inventory	4,387	—
Supplies & other	457	42
Total	$5,865	$463

17

High Street Capital Partners, LLC d/b/a

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)
(unaudited)

A reconciliation of the beginning and ending balances of biological assets is as follows:

December 31, 2017	Amount
December 31, 2017	$—
Production cost capitalized	1,286
Depreciation cost capitalized	359
Biological assets acquired	1,029
Changes in fair value less costs to sell due to biological transformation	3,097
Transferred to inventory upon harvest	(2,381)
September 30, 2018	$3,390

10.	DEBT

The Company’s debt balances consist of the following:

	September 30, 2018	December 31, 2017
Senior secured convertible notes	$29,382	$27,087
Loan payable	517	531
Seller’s notes	28,401	—
Total debt	58,300	27,618
Less: current portion	57,804	20
Total non-current debt	$496	$27,598

Senior secured convertible notes

Between June and November of 2017, the Company issued senior secured convertible notes (the “Notes”) for a total principal amount of $31,294, net of issuance costs, of which $23,107 were issued as at September 30, 2017. The Notes mature on November 15, 2020. Interest payable on the outstanding principal accrues at a rate of 10% per annum, payable quarterly in cash or additional Class A membership units, at the election of the holders of the Notes.

The Notes are convertible to Class Amembership units at a rate of $4.8341 per unit. The conversion is mandatory upon occurrence of an Initial Public Offering or a comparable public offering event (together “IPO”). Furthermore, the conversion rate is subject to adjustments based on the final price per share at the time of an IPO. In connection with the principal of the Notes, the Company issued warrants to purchase such number of Company’s Class A membership units equal to 150% of the Notes for a total of $47 million. The exercise price of the warrants will be determined using the price per unit at the time of an IPO.

The Notes conversion option and warrant are classified as derivative liabilities and recognized at fair value through profit or loss. The fair values of the warrants and the conversion options as at September 30, 2018 and December 31, 2017 of $2,000 and $2,897, respectively, were calculated using a Black-Scholes model with a Monte Carlo simulation, with the following assumptions:

	September 30,	December 31,
	2018	2017
Risk-free rate	2.39%	1.83%
Expected dividend yield	—%	—%
Expected term (in years) (1)	0.17	1.36
Volatility	90.00%	73.00%

(1) The Company announced on September 21, 2018 that it is planning a reverse takeover and anticipates a public listing. As a result, the expected term of the conversion and warrant options have been updated. The Company recognized a gain of $6,873 in the unaudited Condensed Interim Consolidated Statements of Operations in the three months ended September 30, 2018 as a result of the updated assumption.

18

High Street Capital Partners, LLC d/b/a

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)
(unaudited)

The interest expense related to the Notes for the three and nine months ended September 30, 2018 and 2017 consists of the following:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
Cash interest	$182	$103	$780	$108
PIK interest	623	234	1,595	275
Accretion (1)	764		2,295	—
Total interest expense	$1,569	$337	$4,670	$383

(1) Accretion includes amortization of the discount related to the original issue discount, warrant, conversion option and certain issuance costs allocated to convertible debt.

Loan payable

NCC Real Estate, LLC (“NCC RE”), which is owned by the Company’s consolidated subsidiary HSC Solutions, LLC, entered into a $550 secured loan with a financial institution for the purchase of a building in Rolling Meadows, Illinois in December 2016. The building houses operations of NCC. The promissory note payable carries a fixed interest rate of 3.7%. Interest expense related to loan payable for the three and nine months ended September 30, 2018 and 2017 totaled $6 and $16, respectively, in both years.

Seller’s notes

The Company issued Seller’s notes payable in connection with several transactions. Refer to Note 4, Note 5 and Note 11 for further detail.

Nine Months Ended
September 30,
2018
Beginning balance	$—
Principal additions	31,233
Interest expense	552
Principal payments	(2,832)
Ending balance	$28,953

11.	MEMBERS’ EQUITY AND EQUITY-BASED COMPENSATION

Pursuant to the Company’s Amended Operating Agreement dated April 2018 and subsequent amendments thereto, the Company is authorized to issue up to 28,000,000 Class A membership units, 20,000,000 Class B membership units, 6,000,000 Class C membership units, 8,750,000 Class C-1 membership units, 43,000,000 Class D membership units and 19,354,840 Class E membership units. All classes, except for Class C-1 units, include voting rights.

During the nine months ended September 30, 2018, the Company issued 15,954,551 Class D units in exchange for $31 cash, $7,004 as payment for services rendered, as well as certain asset and business acquisitions and non-controlling interest purchases. Refer to Note 4 and Note 5 and the “Non-controlling interests” section below for further information.

During the nine months ended September 30, 2018, the Company issued 19,352,143 Class E units in exchange for gross proceeds of $119,983, and incurred $3,859 in equity issuance costs.

Equity-based compensation

During the nine months ended September 30, 2018, the Company granted 4,284,000 Class C-1 membership units to certain employees, directors and consultants as compensation for services. These membership units qualify as profits interests for U.S federal income tax purposes and were accounted for in accordance with IFRS 2 - Share-based payment. The Company amortizes awards over service period and until awards are fully vested.

19

High Street Capital Partners, LLC d/b/a

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)
(unaudited)

The following table summarizes the status of unvested awards as at September 30, 2018 and changes during the period from December 31, 2017 through September 30, 2018:

		Weighted Average
Unvested Awards		Grant Date FMV per
(Per unit information expressed in whole dollars)	Total Units	unit
December 31, 2017	—	$—
Class C-1 units granted	4,284,000	0.43
Class C-1 units forfeited	(46,000)	0.43
Class C-1 vested	(1,611,875)	0.43
September 30, 2018	2,626,125	$0.43

The Company recorded $1,038 as compensation expense in connection with these awards during the nine months ended September 30, 2018. As at September 30, 2018, unamortized expense related to unvested awards totaled $1,003.

Non-controlling interests

During the nine months ended September 30, 2018, the Company made several purchases of non-controlling interests in consolidated subsidiaries.

Non-controlling interest purchases	HSCP Oregon	MMRC	Cannabliss	Impire	MA RMDS	WPMC	Total
Cash	$400	$203	$301	$—	$1,364	$—	$2,268
Seller’s notes	—	—	760	—	7,000	—	7,760
Class D units	—	—	250	2,500	1,000	1,225	4,975
Forgiveness of shareholder advance	100	—	—	—	—	—	100
Total consideration	$500	$203	$1,311	$2,500	$9,364	$1,225	$15,103
Carrying value on transaction date	(953)	(15)	100	2,379	26	1,720	3,257
Decrease in contributed capital	$(1,453)	$(218)	$(1,211)	$(121)	$(9,338)	495	$(11,846)
Ownership percentage purchased	51%	20%	35%	20%	49%	4%

12.	COMMITMENTS & CONTINGENCIES

Commitments

The Company and its subsidiaries have entered into operating lease agreements for the corporate office, a cultivation facility and dispensaries. The following represents the Company’s commitments in relation to its operating leases as at September 30, 2018:

Period	Amount
Not later than one year	$3,046
Later than one year and not later than five years	6,493
Later than five years	2,226
Total	$11,765

The Company is subject to other capital commitments and similar obligations. As at September 30, 2018 and December 31, 2017 such amounts were not material.

20

High Street Capital Partners, LLC d/b/a

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)
(unaudited)

Contingencies

The Company may be, from time to time, subject to various administrative, regulatory and other legal proceedings arising in the ordinary course of business. Contingent liabilities associated with legal proceedings are recorded when a liability is probable, and the contingent liability can be reasonably estimated.

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulations as at September 30, 2018, medical cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

The Company provides revolving lines of credit to several of its portfolio companies. Refer to Note 7 for further information.

The Company had been in litigation with a consultant in connection with compensation for certain services performed in 2017. As a result, the Company recorded approximately $1,000 of accrued expenses as at December 31, 2017, and satisfied the liability in the nine months ended September 30, 2018.

During 2017, the Company entered into a consulting agreement with a contingency fee of $200 payable in the event it raised more than $40,000 in capital. The threshold was reached in the nine months ended September 30, 2018 and the payment was made accordingly. The contingent fee was recorded in the period the contingency requirement was met.

13.	RELATED PARTY TRANSACTIONS

Transactions with related parties are entered into in the normal course of business and are measured at the amount established and agreed to by the parties.

Lease agreement

NCC has a 5-year lease with NCC RE, an entity in which the Company’s wholly-owned subsidiary HSC Solutions, LLC has a 33.33% ownership interest, beginning December 2016. The total amount of rent paid by NCC for the nine months ended September 30, 2018 and 2017 is $81 and $82, respectively.

Common ownership

A managing member of HSCPM maintains an individual 1% ownership interest in NCC.

Related party promissory notes receivable

Acreage has certain outstanding notes receivable with related parties. Refer to Note 7 for further information.

Other current assets

In March 2017, the Company issued 6,000,000 of Class C units to certain employees of HSCPM in exchange for $630 of notes receivable. These notes bear interest at 2.05% annually. $315 was outstanding as at December 31, 2017, as the Company forgave 50% of the amount outstanding in recognition of services performed and classified as compensation expense. The remaining $315 was forgiven in recognition of services performed and recognized as compensation expense in the nine months ended September 30, 2018.

Key management personnel compensation

The Company’s compensation expense related to key management personnel for the nine months ended September 30, 2018 and 2017 totaled $2,614 and $121, respectively, which includes cash and equity-based compensation.

14.	INCOME TAXES

Except for certain subsidiaries, the Company is treated as a partnership for federal and state income tax purposes and, accordingly, is generally not subject to company-level taxes. Taxable income or losses are allocated to the members in accordance with the limited liability company operating agreement.

21

High Street Capital Partners, LLC d/b/a

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)
(unaudited)

A reconciliation of income to taxable income for the three and nine months ended September 30, 2018 and 2017 is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
Net loss before income taxes	$(3,807)	$(518)	$(1,402)	$(2,314)
Income from pass-through entities	4,131	892	2,257	3,041
Expenses not deductible in the U.S.	221	237	862	915
Taxable income	$545	$611	$1,717	$1,642
Tax rate	31%	34%	34%	38%
Income tax expense - current year	$169	$210	$587	$618
Income tax expense - prior year	3	—	68	—
Total income tax expense	$172	$210	$655	$618

15.	FINANCIAL RISK MANAGEMENT

The Company has exposure to the following risks from its use of financial instruments and other risks to which it is exposed and assess the impact and likelihood of those risks. These risks include: market, credit, liquidity, asset forfeiture, banking and interest rate risk.

Market risk

Strategic and operational risks arise if the Company fails to carry out business operations and/or to raise sufficient equity and/ or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

Credit risk

Our exposure to non-payment or non-performance by our counterparties is a credit risk. The maximum credit exposure as at September 30, 2018 is the carrying amount of cash and cash equivalents, accounts receivable and other receivables and promissory notes receivable. The Company does not have significant credit risk with respect to customers. The Company mitigates its credit risk on its other receivables and promissory notes receivable through its review of the counterparties and business review. The Company considers a variety of factors when determining interest rates for notes receivable, including the creditworthiness of the counterparty, market interest rates prevailing at the note’s origination and duration and terms of the note. Notes that are overdue are assessed for impairment. Refer to Note 7 for further discussion.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s cash holdings. As at September 30, 2018, the Company’s financial liabilities consist of accounts payable and accrued liabilities, which have contractual maturity dates within one-year, promissory note payable, which has a contractual maturity within 15 months and long-term debt, which has contractual maturities over the next five years. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position as at September 30, 2018, management regards liquidity risk to be low.

Asset forfeiture risk

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

Banking risk

Notwithstanding that a majority of states have legalized medical marijuana, there has been no change in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the marijuana industry. Given that U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty accessing the U.S. banking system and traditional financing sources. The inability to open bank accounts with certain institutions may make it difficult to operate the businesses of the Company, its subsidiaries and investee companies, and leaves their cash holdings vulnerable. The Company has banking relationships in all jurisdictions in which it operates.

22

High Street Capital Partners, LLC d/b/a

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)
(unaudited)

Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company’s interest-bearing loans and borrowings are all at fixed interest rates. The Company considers interest rate risk to be immaterial.

Capital risk management

The Company considers its capital structure to include contributed capital, accumulated deficit, non-controlling interests and any other component of members’ equity. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it as appropriate given changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new units, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach during the nine months ended September 30, 2018.

16.       SUBSEQUENT EVENTS

General developments:

Reverse takeover

On November 14, 2018, the Company, Acreage Holdings, Inc. (formerly, Applied Inventions Management Corp.) (“Acreage Pubco”), HSCP Merger Corp. (a wholly-owned subsidiary of Acreage Pubco) (“Subco”), Acreage Finco B.C. Ltd. (a special purpose corporation) (“Finco”), Acreage Holdings America, Inc. and Acreage Holdings WC, Inc. entered into a Business Combination Agreement whereby the parties completed the combination of their respective businesses (the “Business Combination”), which resulted in the reverse take-over of Acreage Pubco by the security holders of the Company. The Business Combination was structured as a series of transactions, including a Canadian three-cornered amalgamation transaction and a series of U.S. reorganization steps. In connection with the Business Combination, Acreage Pubco changed its name from “Applied Inventions Management Corp.” to “Acreage Holdings, Inc.” On November 15, 2018, Acreage Pubco’s subordinate voting shares were listed on the Canadian Securities Exchange under ticker symbol “ACRG.U”.

Immediately prior to the completion of the Business Combination, Finco completed a brokered and a non-brokered subscription receipt financing at a price of $25.00 per subscription receipt for aggregate gross proceeds to Finco of approximately $314 million (the “Financing”). In connection with the Financing, Acreage Pubco paid a cash fee to the agents under the offering (the “Agents”) equal to 6.0% of the gross proceeds of the brokered portion of the Financing (such cash fee was reduced to 2.5% in respect of sales to subscribers on the president’s list) and a financial advisory fee in the amount of $3,000,000 in connection with the non-brokered portion of the Financing. As additional consideration, the Agents were granted compensation options entitling them to subscribe for that number of common shares of FinCo (the “FinCo Shares”) as was equal to 2.0% of the number of subscription receipts issued under the brokered portion of the Financing (such number of compensation options was reduced to 1.5% in respect of sales to subscribers on the president’s list). Upon completion of the Business Combination, each compensation option issued by Finco was exchanged for an equal number of compensation options of Acreage Pubco, each of which is exercisable for one subordinate voting share of Acreage Pubco (subject to any necessary adjustments) at a price of $25.00 per share for a period of 24 months following the date of exchange.

As part of the Business Combination, Acreage Pubco, Subco and FinCo were parties to a three-cornered amalgamation (the “Amalgamation”), pursuant to which the shareholders of FinCo (being the investors in the Financing after automatic conversion of their subscription receipts into FinCo Shares) received subordinate voting shares of Acreage Pubco in exchange for their FinCo Shares. Immediately following the Amalgamation, the entity resulting from the Amalgamation, HSCP Merger Corp.

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High Street Capital Partners, LLC d/b/a

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)
(unaudited)

(“Amalco”), was dissolved and liquidated, in accordance with which all of the assets of Amalco were distributed to Acreage Pubco.

In connection with the Business Combination, Kevin Murphy, the Chief Executive Officer of the Company, made a contribution of common stock and cash to Acreage Pubco in exchange for 168,000 multiple voting shares of Acreage Pubco, representing 100% of the issued and outstanding multiple voting shares as of closing of the Business Combination.

New York outstanding litigation

On November 2, 2018, EPMMNY LLC (“EPMMNY”) filed a complaint in the Supreme Court of the State of New York, County of New York, asserting claims against 16 defendants, including NYCANNA, Impire, NYMRC (three wholly owned subsidiaries of the Company) and the Company. EPMMNY alleges that it was wrongfully deprived of a minority equity interest and management role in NYCANNA by its former partner, New Amsterdam Distributors, LLC, which attempted to directly or indirectly sell or transfer EPMMNY’s alleged interest in NYCANNA to other entities in 2016 and 2017, including Impire, NYMRC and Acreage Holdings. EPMMNY alleges that it is entitled to the value of its alleged minority interest in NYCANNA or minority ownership in NYCANNA. EPMMNY also alleges that certain defendants misused its alleged intellectual property and/or services, improperly solicited its employees, and aided and abetted or participated in the transfer of equity and/or business opportunities from EPMMNY.

The Company intends to vigorously defend this action, which it firmly believes is without merit. EPMMNY alleges that it was improperly deprived of its equity stake in NYCANNA before NYCANNA was acquired by the Company in a transaction that was fully approved by New York regulators. Acreage Holdings is also entitled to full indemnity from the claims asserted against it by EPMMNY pursuant to the purchase agreement pertaining to its acquisition of NYCANNA and personal guarantee by the largest shareholders of the seller.

Acquisitions:

Pro-forma results of operations for the below acquisitions are not presented because they are not material to our unaudited Condensed Interim Consolidated Statements of Operations. The majority of the entities listed below were non-operational, except as noted, at the time of acquisition. We are in the process of identifying assets acquired and liabilities assumed, and as such, net assets are preliminarily recorded as intangible assets unless otherwise noted until all measurement period adjustments are considered.

PWPA

In October 2018, the Company acquired all remaining non-controlling interests in PWPA, an operational cultivation facility located in Pennsylvania, for cash consideration of $16,500.

GCCC Management, LLC

In October 2018, the Company entered into a definitive agreement to acquire all ownership interests in GCCC Management, LLC, a management company overseeing the operations of Greenleaf Compassionate Care Center, a non-profit cultivation and processing facility in Rhode Island, for total cash consideration of $10,000.

FLW

In October 2018, the Company withdrew from FLW. In connection with the withdrawal, FLW issued a $2,440 promissory note to the Company. Also in connection with this transaction, the Company issued warrants to purchase $5,575 of Company stock upon public listing.

In Grown Farms 2, LLC (“IGF”)

In November 2018, the Company acquired all interests in IGF, an Illinois cultivation license holder, for a total purchase price of $15,500. $8,000 was paid on the closing date, $6,500 will be paid on January 15, 2019 and $1,000 will be paid 18 months following the closing date, less any amount subject to a potential indemnification claim at such time.

Nature’s Way Nursery of Miami, Inc. (“NW”)

In November 2018, the Company paid $10,000 cash into escrow for 5% equity in connection with the acquisition of NW. The acquisition is expected to be achieved in two stages: the initial 5% is expected to close in January 2019, and the remaining 95% will be acquired for an additional $57,000 upon Florida state approval.

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High Street Capital Partners, LLC d/b/a

ACREAGE HOLDINGS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in $000’s)
(unaudited)

Blue Tire Holdings, LLC (“Blue Tire”)

In November 2018, the Company entered into an agreement to acquire the assets of Blue Tire, a Michigan-based entity with real estate assets zoned to operate in the cannabis industry. Minimum consideration consists of 160,000 subordinate voting shares to be issued over 24 months commencing one year after closing, with an additional 240,000 shares issuable upon achievement of certain milestones.

Connecticut dispensary

In November 2018, the Company entered into an agreement to purchase a third dispensary in Connecticut for total consideration of $15,800.

Patient Centric Martha’s Vineyard, Ltd. (“PCMV”)

In November 2018, the Company entered into a management services agreement with PCMV and extended a $4,000 line of credit.

Cannabis genetics intellectual property

In November 2018, the Company acquired the intellectual property rights to what it believes is the largest, most diverse library of cannabis genetics in the world for total consideration of $1,650.

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